Exhibit 99.2

                                                         June 17, 2011

Advantage Oil & Gas Ltd.
700, 400 3rd Ave. SW
Calgary, Alberta T2P 4H2

Attention:	Mr. Kelly Drader
President and Chief Financial Officer

Dear Sir:

Re:           Operating Credit Facility in favour of Advantage Oil & Gas Ltd.

The Bank of Nova Scotia (“BNS”) refers to the letter loan agreement dated as of April 14, 2011 (the “Original Credit Agreement”) between BNS and Advantage Oil & Gas Ltd. (the “Borrower”), pursuant to which BNS made available to the Borrower an operating credit facility upon the terms and conditions set out therein.  This letter agreement (the “Amending Agreement”) amends and extends the Original Credit Agreement.  This Amending Agreement is entered into concurrently with the first amendment to the Fifth Amended and Restated Syndicated Credit Agreement dated as of June 17, 2011 (the “First Amending Agreement”) between the Borrower, BNS as lead arranger, administrative agent and bookrunner, National Bank of Canada and Bank of Montreal, as co-syndication agents, Royal Bank of Canada, as documentation agent, and BNS, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada) and HSBC Bank Canada, as lenders.

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BNS and the Borrower agree as follows:

1.	Capitalized terms which are not defined herein have the meanings given to them in or contemplated by the Original Credit Agreement.

2.	Section 6 of the Original Credit Agreement is amended by replacing the table setting out the Margins applicable to Accommodations with the following:

Level	Consolidated Debt to Cash Flow Ratio	BA Margin	Prime Rate Margin U.S. Base Rate Margin	Standby Margin
1	[Redacted]	[Redacted]	[Redacted]	[Redacted]
2	[Redacted]	[Redacted]	[Redacted]	[Redacted]
3	[Redacted]	[Redacted]	[Redacted]	[Redacted]
4	[Redacted]	[Redacted]	[Redacted]	[Redacted]
5	[Redacted]	[Redacted]	[Redacted]	[Redacted]

3.	The definition of “Term Conversion Date” in Schedule “A” to the Original Credit Agreement is amended to read as follows:

““Term Conversion Date” means June 16, 2012, as such date may be extended hereunder.”

4.
The Borrower agrees to pay to BNS a fee for its agreement to the terms and conditions hereof calculated on the basis of [Redacted] BPs on the maximum amount available under the Original Credit Agreement, payable on or before this Amending Agreement becoming effective.

5.	This Amending Agreement shall become effective only upon the satisfaction of the following conditions precedent:

(a)
the conditions precedent set out in subsections 3.1(a), (b), (c) and (e) of the First Amending Agreement shall have been satisfied, adjusted to the extent necessary to make such conditions applicable to this Amending Agreement mutatis mutandis, including the officer’s certificate contemplated in section 3.1(e) thereof providing certifications with respect to this Amending Agreement similar in substance to the certifications relating to the First Amending Agreement;

(b)	the Borrower shall have paid to BNS the fee payable under section 4 of this Amending Agreement; and

(c)	the Borrower shall deliver to BNS four (4) original, fully executed copies of this Amending Agreement.

6.
In order to induce BNS to enter into this Amending Agreement and to amend the Original Credit Agreement in the manner provided herein, the representations and warranties contained in section 4 of the First Amending Agreement are incorporated into and form part of this Amending Agreement, with such changes as are necessary to conform with and apply to this Amending Agreement.

7.
On and after the date hereof, each reference in the Original Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Original Credit Agreement and each reference in the other Loan Documents (as defined in the Syndicated Credit Agreement) to the “Operating Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Original Credit Agreement shall mean and be a reference to the Original Credit Agreement, as amended by this Amending Agreement.

8.	Except as specifically amended by this Amending Agreement, the Original Credit Agreement remains in full force and effect and is hereby ratified and confirmed.

9.
The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of BNS under the Original Credit Agreement or any of the other Loan Documents.

10.
The Borrower acknowledges that pursuant to section 17 of the Original Credit Agreement all reasonable costs, fees and expenses incurred by BNS and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

11.
This Amending Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

12.
This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.  Faxed or electronic copies of signatures shall be treated as originals for all purposes.

Please indicate your acceptance of this Amending Agreement by signing and returning the enclosed duplicate copy of this letter. The Borrower hereby acknowledges its receipt of a true copy of this Amending Agreement and by its execution hereof consents to all of its terms.

Yours truly,

THE BANK OF NOVA SCOTIA
Per:
    Signed "Authorized Signatory"
Name:
Title:

    Signed "Authorized Signatory"
Name:
Title:

Acceptance:

The Borrower hereby accepts and agrees to the amendments to the Original Credit Agreement contained in this letter agreement this 17th day of June, 2011.

ADVANTAGE OIL & GAS LTD.
Per:

    Signed "Authorized Signatory"
Name:
Title:

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